

Mail Stop 6010

March 12, 2009

Via Facsimile and U.S. Mail

Mr. David A. Dodge
Interim Chief Financial Officer
SmarTire Systems Inc.
5781 Lee Boulevard, Suite 208, Box #243
Lehigh Acres, FL   33971

>   **RE: SmarTire Systems Inc.**
>   **Form 10-KSB/A for fiscal year ended July 31, 2008**
>   **Filed March 3, 2009**
>   **File No. 0-24209**

Dear Mr. Dodge:

    We have reviewed your response letter dated March 3, 2009 and have the following additional comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for fiscal year ended July 31, 2008

Note 21. Subsequent events, page F-37

1.   We note your response to prior comment 5. As you've stated, pursuant to paragraph 33 of SFAS 144, the criteria of paragraph 30 were met after the balance sheet date but before issuance of the financial statements. However, it does not appear that all of the information required by paragraph 47(a) of SFAS 144 was disclosed in the notes to the financial statements. Please tell us in your response what disclosures will be made in future filings to satisfy this requirement.

Correspondence dated March 3, 2009

2.   We note that you did not provide the three acknowledgements requested in our previous comment letter dated February 9, 2009. Please include the following acknowledgements in your response letter which addresses our comments above:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Lynn Dicker
Reviewing Accountant